SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                    FORM U-57


                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended



                        Sociedad Electrica Santiago, S.A.
                           Duke Energia de Chile, Ltda.
                            Duke Blue Water, Limited
                        (Name of foreign utility company)







                             DUKE ENERGY CORPORATION
                   (Name of filing company, if filed on behalf
                          of a foreign utility company)













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                                  Notification


                  Duke Energy Corporation, a North Carolina corporation ("Duke Energy"), acting on behalf of Sociedad Electrica Santiago, S.A., a Chilean corporation ("ESSA"), Duke Energia de Chile, Ltda., a Chilean limited liability company limited partnership ("DECH"), and Duke Blue Water, Limited, a Cayman Islands corporation ("Blue Water"), herewith files with the Securities and Exchange Commission (the "Commission") this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act").

ITEM 1
                  Names and Business Addresses:

                  The names and business addresses of the entities

claiming foreign utility company status are:



                           Sociedad Electrica Santiago, S.A.
                             Miraflores 222. Piso 4
                           Santiago, Chile

                           Duke Energia de Chile, Ltda.
                           c/o Duke Energy Group, Inc.
                           400 South Tryon Street
                           Suite 1800
                           Charlotte, NC 28285

                           Duke Blue Water, Limited
                           P.O. Box 309
                           Ugland House
                           South Church Street
                           Grand Cayman
                           Cayman Islands, British West Indies








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                  Facility:
                  The facility (Nueva Renca) is owned by ESSA and consists of a single unit 370 megawatt combined-cycle natural gas facility located in Santiago, Chile, known as the Nueva Renca plant. ESSA sells power from the Nueva Renca plant to the grid and through customer contracts.

                  Ownership:
                  Twenty-four percent (24%) of the outstanding voting stock of ESSA is owned by DECH, which is a wholly owned subsidiary of Blue Water, which is a wholly owned subsidiary of Duke Energy Group, Inc., a Delaware corporation, which is a wholly owned subsidiary of Duke Energy Global Asset Development, Inc., a Nevada corporation, which is a wholly owned subsidiary of Duke Energy Services, Inc., a Delaware corporation ("DESI"). DESI is a wholly owned subsidiary of PanEnergy Corp, which is a wholly-owned subsidiary of Duke Capital Corporation, a Delaware corporation, which, in turn, is a wholly owned subsidiary of Duke Energy.

                  The other entities owning 5% or more of any class of the voting securities of ESSA are: Chilgener S.A., a Chilean company (51%), NOVA Corporation, a Canadian corporation (15%), and Compania General de Electricidad S.A., a Chilean company (10%).








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ITEM 2

                  Domestic Associate Public-Utility Companies of
ESSA, DECH and Blue Water and their Relationship to Such
Entities:
                  Duke Energy and Nantahala Power and Light Company ("Nantahala") are domestic associate public-utility companies of ESSA, DECH and Blue Water, with Duke Energy being the parent holding company. Duke Energy's relationship to each of ESSA, DECH and Blue Water is that it indirectly owns 24%, 100% and 100%, respectively, of such entities. Nantahala is a wholly owned public-utility subsidiary of Duke Energy. Nantahala will not be involved in any way in the ownership, management, operation or maintenance of the Nueva Renca plant.

                  The purchase price of DECH's interest in ESSA is $21.8 million.

Exhibit A:  Documents Incorporated by Reference

         (1) North Carolina Utilities Commission certification letter dated June 23, 1997 (filed with the Commission on July 15, 1998).






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         (2)      The Public Service Commission of South Carolina certification letter dated June 5, 1997 (filed with the Commission on July 15, 1998).







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                                    SIGNATURE


                  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                            DUKE ENERGY CORPORATION


                                            By: Richard J. Osborne
                                                Executive Vice President and
                                                Chief Financial Officer



Date:  July 15, 1998





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